Exhibit 99.1

Gambling.com Group Acquires BonusFinder.com, a Leading North American Affiliate Business

Acquisition adds strong presence in Canada, supporting online gambling market penetration and growth across North America

Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Group”), a leading provider of player acquisition services for the regulated global online gambling industry, today announced it has acquired NDC Media (“NDC Media”), publisher of BonusFinder.com (“BonusFinder”) and related assets, a high-growth, high-margin, pure-play performance marketing business focused primarily on the online gambling industry in North America.

The acquisition of BonusFinder supports Gambling.com Group’s overarching growth strategy of rapidly expanding its North American footprint and is expected to be immediately accretive. BonusFinder publishes online portals which help consumers find and compare bonuses for online sportsbooks and casinos, the same fundamental business model as Gambling.com Group. Canada is currently BonusFinder’s largest market, strategically positioning the Group for the expected expansion of the regulated online gambling market, beginning with the province of Ontario. BonusFinder also has traction in the United States, where the Group expects to be able to accelerate their growth in the coming years.

“Over the past five years, Fintan Costello and his team have developed a professional, industry-leading, performance marketing business with a customer-centric and brand-driven approach,” said Charles Gillespie, Chief Executive Officer of Gambling.com Group. “The acquisition of BonusFinder gives Gambling.com Group additional scale in the North American online gambling market. BonusFinder’s strong presence in Canada is expected to drive increased market share for the Group ahead of the anticipated Ontario online sports betting and iGaming market launch in April.”

Fintan Costello, Chairman of BonusFinder, added, “These organizations complement each other well as partners within the North American market. Gambling.com Group has demonstrated its leadership position within the online sports betting and iGaming industry, and its proprietary technologies and experience will provide BonusFinder with the tools to maximize growth in this exciting new era of North American regulation.”

Transaction Terms

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Under the terms of the purchase agreement, Gambling.com Group paid an aggregate purchase price of EUR 12.5 million (USD 13.92 million), of which EUR 10 million (USD 11.14 million) was paid in cash (subject to adjustments for cash, working capital, and indebtedness, among other factors), and EUR 2.5 million (USD 2.86 million) in newly issued, unregistered ordinary shares. The cash portion was funded with available cash on hand.

The selling shareholders may benefit from additional earnout payments based on financial performance in each of 2022 and 2023. According to the Group’s forecast, the total consideration, including purchase price paid at close and both earnout payments, is expected to be approximately EUR 41 million (USD 47 million). This total consideration implies a multiple of under 3.5 times expected 2023 Revenue.

The maximum total consideration is up to EUR 60 million (USD 69 million), consisting of EUR 12.5 million (USD 13.92 million) already paid at close and an earnout payment of up to EUR 19 million (USD 21.85 million) payable in 2023 as well as an additional earnout payment of up to EUR 28.5 million (USD 32.8 million) payable in 2024. Gambling.com Group has the option to pay up to 50% of each of the earnout payments in unregistered ordinary shares at its sole discretion.

The acquisition closed on January 31st, 2022 and will be consolidated into the Group Financial Statements from February 1st, 2022.

“We believe that the combination of these two complementary businesses is immediately accretive to our fiscal 2022 earnings and establishes a foundation for a leadership position in North America which will drive value creation for our shareholders,” said Gillespie. “We believe the deal structure provides an attractive risk/reward balance for the Group. The total consideration for the transaction will vary commensurately with the financial performance of the acquired business, guaranteeing an attractive acquisition multiple for the Group and tightly aligning the financial incentives of the newly combined businesses.”

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For further information, please contact:

Media: Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com

Investors: Ross Collins, Alpha-IR Group, investors@gdcgroup.com

About Gambling.com Group

Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. The Group operates from offices in Ireland, the United States, and Malta. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com and Bookies.com. Founded in 2006, the Group owns and operates more than 30 websites in six languages across 13 national markets covering all aspects of the online gambling industry, which includes iGaming and sports betting.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release,

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including statements relating to whether the acquisition of NDC Media is immediately accretive, the expected expansion of the regulated online gambling market in Canada, beginning with the province of Ontario, whether the Group can accelerate growth in the United States, the potential to drive increased market share ahead of the anticipated Ontario online sports betting and iGaming market launch later this year, whether NDC’s market share in the U.S. grows, the amounts that may be paid to NDC’s shareholders in connection with the earnout, whether the acquisition of NDC Media is immediately accretive to 2022 earnings, and the amount of revenue generated by BonusFinder.com in 2022 and the Adjusted EBITDA margins. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

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